Filed by: Harris Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Exelis Inc.

Commission File No.: 001-35228

Harris Corporation

2/19/2015 - 10:35 AM ET

Speaker ID 036

Harris Corporation

February 19, 2015

10:35 AM ET

Carter Copeland:	Alright. Thanks for joining us. We’ll keep going. We want to keep going with Harris here; joined by the whole team fresh off I think what is really a lot of change and an exciting time for this company. Harris has been joining us at this conference for a long time. I think maybe just because they have the easiest drive down from Melbourne, but I’d like to think it’s because they like us.

Bill Brown, CEO, also joined by Mick Lopez, CFO, and Sheldon Fox, who runs the Government Communications business. Pleased to have them all with us. I know Bill was going to make some introductory remarks. We’ve got slide decks distributed to each one of you so I would tell you to look at those. But I want to turn it over to Bill, make some introductory remarks, and then we’ll dive into Q&A.

Bill Brown:	Good. Well, thank you, Carter, and it’s great to be here. A lot of exciting things happening at Harris Corporation. I was here last year and the year before. It’s great to be back. Welcome back to Miami, Carter. The weather up in New York is great.

Carter Copeland:	It’s good. It’s so much better than home.

Bill Brown:	So, I’m going to — there’s a package in front of you, some forward-looking statements. I’d encourage you to read the forward-looking statements because we will talk a little bit about the year as we go forward here today.

If I turn to slide 3, most of you know Harris. It’s about $5 billion company. You know, the operating margins for the Company remain very, very high despite what is truly a tough revenue market with the U.S. government. We’ve driven a lot of aggressive restructuring actions. We’ve taken out a lot of cost. But, at the same time, we’ve stepped up our investment in R&D and I’ll talk a bit more about that in a second.

You see on the right-hand side of the chart on page 3, we’re organized in three divisions. RF Communications is the global leader in tactical radios, has a number-two position in North America land mobile radio. Government Communications Systems is a leading provider of high-reliability network systems and products. We participate in civil defense as well as the national intelligence sectors. And Sheldon Fox is here. He’s going to say a couple of words about our business in GCS.

And then INS or Integrated Network Solutions is primarily government IT as well as managed satellite communications. If you listened to our recent call, we talked about

Harris Corporation

2/19/2015 - 10:35 AM ET

Speaker ID 036

eliminating the INS headquarter function to get rid of some indirect expenses. Those businesses at INS now report to Sheldon, who’s Head of GCS. We’ll continue to report our INS segment results through the end of the fiscal year. But, certainly, with the acquisition of Exelis, we’re going reconstitute the organization and, starting our new fiscal year, have a new organizational model.

Two weeks ago we released our second quarter earnings. We raised our full-year earnings per share guidance to $4.95 to $5.05. And it’s based on really good shrink that we’re seeing in government communications as well as in our international tactical radio business. We also saw some improvement in our tax rate. All of which gave us some encouragement to move up our guidance for the full year.

So, if I turn to slide 4, our international business is now about 31% of total revenue. It’s up from 24% in fiscal 2012 and about 10% in fiscal 2010. So we’ve grown our international business quite aggressively over the last three or four years. Our op margins have remained robust.

Our R&D spending, internal company-funded R&D is at 5.3% of our revenue. It’s up from 4% in fiscal 2012. So, it’s a big increase in company-funded R&D. We’re managing our R&D spend now as a portfolio across the enterprise. We’re focusing the investments that we’re making on our highest-return projects, which, of course, includes a pretty significant allocation to our tactical radio business.

We continued to invest pretty heavily in tactical radios through the downturn. We’re developing state-of-the-art tactical communications products. And, as we see the U.S. budgets bottoming and procurement activity picking up, as the Army modernizes, the rest of the services upgrade their radios, we’re going to see that pick up and we think we’re very well positioned for growth going forward.

So, GCS has clearly been a standout for us, performed very, very well over the last three or four years. Sheldon has been running the business for the last four years. He’s had more than 30 years of experience at Harris, all in government communications, across all the different sectors. And I thought it would be good for Sheldon to just say a couple of words about our GCS business. Sheldon?

Sheldon Fox:	Okay, thank you, Bill. Good morning, everybody. I’ll start at the top of the page. You can see that we’re focused on five strategic markets and in each one of these markets we see an enduring need, we see a market that’s driven by technology, and we see opportunities for growth. So, I’ll walk through, from left to right, the franchises that we have because we have strong franchise positions in each one of these markets.

In the air traffic management market, our franchise program is FTI. It will be a $5 billion 20-year program by the time it ends in 2022. In weather we have the GOES-R program and we won that in 2009. By the time we finish in 2019, it will be well over $1 billion. In space and intelligence we have an ongoing position for upgrades and modernization on national security space programs. In geospatial imagery you’ll see down at the bottom of the page one of the major awards we just won was the $770 million Foundation Geospatial Content Management, which is really a map of the earth for the NGA. We won two major sections of that and now have a very substantial ongoing geospatial business. And, finally, in avionics we have a significant role on the F-35 program. That will extend for decades. It’s about $4.5 billion overall for opportunity for us with another $1 billion-plus of growth that we see ahead.

Harris Corporation

2/19/2015 - 10:35 AM ET

Speaker ID 036

Our strategy is pretty straightforward. We focus on execution. We perform well for our customers. We bring them great ideas on how they can solve some of their tough mission problems. And then we invest our R&D money, like Bill mentioned, in demonstrating those capabilities and giving our customers confidence that they should award us additional scope. And you can see from the results of the last five quarters that that strategy is playing out and we intend to continue it.

On the operating performance on the margins, we have done very well in terms of expense control and cost control. We have an operational effectiveness program called HBX, which has allowed us to take cost out of our structure. And then we’ve had a very favorable mix of products that we’ve been able to develop over the last several years that have allowed us to increase our margins.

On the very last bullet, the strategic recent wins, you can see on the right-hand side some of the ones that we’ve just won. They demonstrate the relationship that we have with our customers, the value we bring to our customers. We’ve won a couple of very major programs strategically. That has given us a strong base to be able to expand into some new mission areas. And, as a result of that, you can see our pipeline is up strongly. That gives us confidence for the coming years.

Bill Brown:	So, there’s a reason why I want Sheldon to go through GCS and talk about the business because it fits very, very well with what we’re trying to do with Exelis. So, let me turn to slide 6 and talk about the deal we’ve just announced.

Exelis, it’s a truly transformational deal for Harris Corporation, bringing together two engineering-driven companies with very similar cultures primarily because we have a very complementary mix of businesses. Pro forma company has LTM revenue of about $8.2 billion and EBITDA about $1.6 billion. And, again, it’s a powerful combination, very complementary.

They’re organized — if you look on the next page, on slide 7 — in five businesses. ES or Electronic Systems is about 29% of their revenue. They’re a leader in electronic warfare technology for the Air Force and for the Navy. Their principal strengths are really in electronic protection. They’re on a number of platforms including the international F-16 platform. Their flagship product is called the IDECM. It’s the Integrated Defensive Electronic Countermeasures. And that’s sold on the F-18.

GS, or Geospatial Systems, about 21% of revenue. It looks very much like what Sheldon does in his GCS business. They’re a leader in space and airborne sensing. They’re well known for their space imaging business, their weather sensors, as well as their GPS technology. Their weather payloads have been all NOAA satellites launched since 1978. Their nav payloads have been on all GPS satellites for the U.S. ever launched. And they’re currently delivering their first payload for the GPS III.

IS, or Information Systems, 34% of the revenue, provides mission-critical solutions for NASA. They manage two of NASA’s largest communications contracts and as well as the FAA. They work with the FAA. They have the ADS-B network, which is one of the next-gen programs.

NVCS or Night Vision and Comms; it’s about 13% of the revenue. They’ve been an industry leader in night vision for more than 50 years. And their Tac Comm business has a very large installed base of more than 600,000 radios and looks pretty much like what we do in our RF Comms business.

Harris Corporation

2/19/2015 - 10:35 AM ET

Speaker ID 036

Aerostructure is relatively small. It’s about 3% of the business. And they provide composite parts for commercial and for military aircraft.

So, if I turn to slide 8, total purchase price of the company is $4.75 billion. Price is $23.75 a share. 70% paid in cash, 30% paid in Harris equity. We have bridge financing that’s in place. We anticipate a combination of term loans and new bonds to finance the debt, as well as to refinance some of our existing debt and some of Exelis’ existing debt at what, today, are really historically low interest rates. Pro forma net leverage will be 2.9-times net debt to adjusted EBITDA at closing. And we do have a structure — or will put a structure in place which allows to quickly de-leverage.

Of course, it’s subject to the Exelis shareholder approval. We have to get regulatory approval as well. But we’re targeting a closing sometimes toward the end of our fiscal year in June.

Let’s go to slide 9. It’s a highly-strategic and compelling combination, generates a lot of value for our customers. It strengthens the core franchise, the ones that we just talked about, provides significant optionality for better shaping our portfolio as we go forward. It also builds a stronger platform for growth, immediately creates scale for Harris, and balances our earnings profile, which, as you know, has been more driven by the profits coming out of our tactical radio business.

Cost synergies are meaningful. The timing of the transaction, I think, is excellent given the confluence of a lot of things happening in the budget, where the management team happens to be, where interest rates happen to be. We think it’s really fantastic timing to execute this transaction. So, in a nutshell, we see the acquisition allowing us to be a lot more competitive in the defense and aerospace area and compete on more contracts and perhaps win more contracts over time.

So, Sheldon talked a little about slide — turn to slide 10 — the core franchise that we have in space and intelligence, weather systems, air traffic management. Again, Exelis complements us very, very nicely. Space and intelligence, we’re going to be able to combine Exelis’ world-class electro-optical technology with our market-leading RF technology to create multi-missions advanced sensors. In weather, a tighter linkage between what Exelis has on orbit with a sensor and our ground processing allows us to help customers increase performance, reduce cost, improve time to mission. In air traffic management, Exelis is very, very strong in surveillance. Our strength happens to be in communications. Between the two of us, we’ll have four of six or seven different next-gen programs with the FAA. So we’re very, very strong with the FAA together. And then, finally, our combined tactical communications business, we’ll have a lot of opportunity to leverage scale and improve efficiencies across our manufacturing assets.

So, again, very, very complementary with, I think, a lot of cost takeout opportunities. I talked about this at the call. So, if you turn to the last slide on slide 11, we’ve done a fair amount of diligence over the course of December and January. We’re very confident in our ability to achieve a run rate cost synergies of $100 million to $120 million. And that is net of what’s going to be given back to the government or to our customers through cost-plus and fixed-price contracts that would periodically reset.

You can see the breakdown of the savings. It’s about one-third each between the headquarters and public company cost takeout, about one-third from operational synergies, and then about one-third from functional synergies from efficiency, shared services that we happen to see. So, roughly a third, a third, a third between those three pieces.

Harris Corporation

2/19/2015 - 10:35 AM ET

Speaker ID 036

Cash investment cost is $130 million to $150 million. Again, that’s net of what might be reimbursed by our customers. So if we just run the math, it’s just under two years on a cash payback basis. So, we’re very, very excited about this acquisition. We think it’s transformative for the Company and we think it’s going to create a pretty exciting outlook for Harris Corporation going forward.

So, with that, I’m going to stop and open it up to, Carter, you and the group here for any questions.

Carter Copeland:	Yes. I’ll ask a couple and then open it up to the floor. But, I want to talk a little bit more about Exelis, talk a little bit more about the move at INS, and sort of holistic question around the Company and how the timing of the Exelis transaction fits with what seemed to be an ongoing transformation with the legacy Harris business. Is it just sheer coincidence that they’re timed that way? I mean, I guess at the core of my question, you’ve been here for three, three-and-a-half years now at this point and there was a lot of restructuring and portfolio-shaping early. And then it was about execution. But now it looks like the legacy Harris business was embarking on that next level of restructuring, portfolio-shaping, and this has just come at the same time. Do they all get rolled together? How do you think about that whole transformational process for your company?

Bill Brown:	You know; you’re right. We’ve done, over the last three years, I think a lot of portfolio-shaping. We divested our BCD business. We pulled back out of a small cyber asset that we acquired we invested into. We’ve stepped up our focus in the Company on cash. We really stepped up our focus on operational excellence. The market has been difficult. Our revenues have been under pressure. And we’re really, really driving hard on execution. And Sheldon talked a bit about that and the driver behind what’s happened to the GCS margin over time. It’s driving a culture of operational excellence.

Over three years, this is what we’ve been working on it day to day, month to month, over a number of quarters and those pieces come together with where the budgets we start to see as bottoming a little bit. We see a company in Exelis that has restructured themselves, divested their mission systems business. It’s almost a pure-play company that looks exactly like us with a willing seller and an opportunity to bring two companies together that are truly almost perfectly complementary.

So, we had an opportunity with INS. We knew we were heading with this particular transaction. We knew we wouldn’t need the INS headquarters function anymore. And it gave us an opportunity to take that — take some action in the last couple of months and position ourselves for reorganizing our model by the time we close in June.

So, we look at the timing as being perfect. It all came together, I think, very, very well. It wasn’t sort of pre-ordained. We’ve been looking at what our strategy should be going forward. We’re looking at macro trends, trends in the industry, mapping the capability that we have as company against where we see opportunities to grow in what will grow our business. And Exelis just happened to fit a lot of those areas where it just fit perfectly to what we wanted to do.

Carter Copeland:	So, two more questions. The first with respect to that INS move and a lot of this stuff moving under your purview, Sheldon, and there’s been a lot of change there in that business, right? I mean with NMCI going away, the IT Services business isn’t the size it used to be. Obviously, as you think about the oil and gas impacts on CapRock and maybe the energy market impact there.

Harris Corporation

2/19/2015 - 10:35 AM ET

Speaker ID 036

But, at the same time, Sheldon and team at GCS have had an unbelievable amount of success both in the top line and the margin. Is the thought process there; let’s get a little bit more of the magic on a business that’s now at a new size, new expectation; that’s really the move that’s going on there in the legacy piece?

Bill Brown:	That’s a key part of it. The IT Services business was originally under GCS and it was pulled out four years ago. And in the IT Services business, the biggest profit generator was the NMCI contract and that went away. It was won by HP. So, we’re now riding down that curve where our revenues are under pressure, our margins are under pressure, and is more normalizing to an IT Services-like margin in the mid to high single digits, 6%, 7%, 8%. And that’s where we’re heading on that business.

CapRock was bought with the intention of injecting technology from the Company and set up under a structure at INS divorced from the GCS business where the technology would come from. We weren’t transferring technology effectively. So, what this allows us to do is leverage some of the overhead structure at GCS, some of the knowledge base to run an IT Services business, putting IT back with GCS, but also aligning the CapRock business more closely with the organization from which, I think, a lot of technology can transfer.

We’re in the process of launching a number of different products over the next couple of weeks that Sheldon and the team from CapRock have worked on very recently. They’re very exciting. There’s a tri-band antenna we’re going to be launching for the cruise market. And it comes from the closer cooperation we’ve seen just in the last couple of months between the CapRock business and the GCS business. And I think there’s more opportunities like that.

So, yes, it was contemplated because of the transaction, but also fundamentally because of where we wanted to take the Company and opportunities to take technology from GCS and embed it into CapRock.

Carter Copeland:	Great. One of the things you didn’t mention and, as I just think about it, it’s probably more down the same line of this is the healthcare business, which isn’t big in terms of total scale of the Company, but you’ve said you’d look for a partner for that business. I mean it sounds as if this is all just part of a; what’s meeting the materiality threshold that we need for this business? And, now, with a lot of wood to chop, if you will, on Exelis, I would imagine a lot more things can fall under that materiality threshold.

Bill Brown:	I think we’ve made a lot of progress in our healthcare business in the last three years in stabilizing the software portfolio that we purchased. We have a product in the market, Fusion FX, that has been well received by the commercial marketplace. It’s a stable product. Customers like it. They’re buying it. We’re starting to see a ramp in that product. But the really to grow it we need a channel partner. We’re not in that healthcare space. It runs completely differently from the rest of the Company. And we need a partner. We need to have somebody to help us take that product in the channel to market. And we’re looking for a partner for that particular business.

Interestingly, in stabilizing that software part of that business, we pulled a bunch of people out of the GCS business and put them into the healthcare business to refine the software and to stabilize it. And that’s been, I think, one of the key things that has helped that business at least stabilize.

Harris Corporation

2/19/2015 - 10:35 AM ET

Speaker ID 036

But the reality is, you’re right; it’s a small piece of the Company. We’re focused on finding a partner for that particular business. But I’m pretty proud of the fact that we’ve taken that software to someplace we didn’t think we could three or four years ago.

Carter Copeland:	That’s great. I do want to give the audience a chance to ask questions if we have any out there. And, if not, I will ask one about Exelis.

Bill Brown:	Sure.

Carter Copeland:	It’s very clear you have two companies that are very similar in terms of what they do and they who they are and being engineering-focused. There’s obviously a lot of seeming end-market complements, let’s say. But, at the end of the day, when you really look at the programs, how much real synergy is there in the near to sort of medium term? I mean I think it’s clear on FTI you guys have an unbelievable relationship with the FAA in terms of your capability there and the work you do for them and it’s clear that Exelis has a wonderful relationship with the FAA on ADS-B.

Bill Brown:	Right.

Carter Copeland:	But, it’s hard, at least for me, maybe for many of us out here, to see how those two activities might fit together or how your space imagery business fits with their space imagery business. I mean, maybe speak to that in a little bit more detail so we can get a better flavor for how that works.

Bill Brown:	Sure. You know, we’ve studied this company for a while and have spent a number of months in detailed diligence. They were a willing seller. They weren’t for sale, but it was a mutual process and a very cooperative process. So, we did a lot of diligence.

And, really, what we’re focused on right now is capturing the cost savings that come from the integration of the companies. You know, we’re very confident we can achieve the $100 million to $120 million net. We’ve got a very good roadmap. We’ve formed an integration team. We’ll have a fulltime dedicated integration leader. Clearly, it’s going to be top of my agenda. Clearly, it’s going to top of our board’s agenda. We’re going to be laser-focused on integrating this company. I think it’s going to go very well. You talked on the similarities; culturally, that helps us bring the companies together, I think, pretty well as well. So, I think, as we’ve guided and talked about where the benefit, the value is from the combination, I think the cost savings are going to be there.

There are opportunities as we start to look at combining the companies for things we can do on the top line. They’re not baked into any sort of estimates going forward, but there are opportunities to grow our company, to have us off a stronger foundation. It comes from things around the international channel. It’s looking at things like they have pushed on this Individual Soldier System, which is a combination of night vision and communications technology. We have a world-class tactical radio. They’ve got a very strong night vision portfolio. We think the combination of those two technologies under an ownership between Harris and Exelis is a much more powerful product offering.

Sheldon, maybe you can talk a couple of bits more on opportunities to put some of our avionics onto their international platform that they happen to have some content on.

Sheldon Fox:	Actually, there are two topics I wanted to talk about. One was the fact that they’re on a lot of international platforms that we’re not on and a lot of U.S. platforms we’re not on. We have demonstrated an ability to get on a platform and be able to expand by bringing the different capabilities that we have. And, by virtue of them already having a starting point, that gives us a customer relationship and a platform that we could grow our ships head (ph) value that we’re going to look more into.

Harris Corporation

2/19/2015 - 10:35 AM ET

Speaker ID 036

One of the more interesting things that I found; strategically we were heading towards a path of developing a value-added service business that would be able to take the capabilities that we have in the government space and be able to provide them as a value-added service to commercial customers or to international customers. Exelis was doing very similar things. They had very similar initiatives.

And those three value-added services would segment into weather services where they already have. I think, a start down the path with a product called Helios. It goes into geospatial services. We have a start down the path with ENVI, which is used by 150,000 users worldwide, and another product called Jaguar. And then, finally, in the area of air traffic operations, being able to track ground vehicles at an airport, being able to improve the traffic flow and ground operations. We also had a Harris weather data services value-added service initiative. We also had a geospatial initiative that we’re going to launch very soon called IntelliEarth. And we also have an air operations value-added services platform called SWIM.

So, my expectation is that when we get into the point of being able to aggregate, to be able to reach critical mass, and to be able to accelerate penetration into those markets, we’re going to see opportunities for top-line growth not only here in the U.S., but also internationally.

Bill Brown:	I think near term, we’re going to focus on capturing the cost savings. That’s what we’re laser-focused on. I think the opportunities on growing the top line happen sort of on the medium term. We’ll start to focus on them, but that will be a medium-term return. Early on, it’s really on the cost savings.

Carter Copeland:	It sounds like the value-added service side is the more easily capturable piece of that just because it’s something that’s existing there and adding on to it.

Bill Brown:	And you’re not going through finding a new platform and having to go through a qualification or a re-bidding process or trying to capture government money on a particular line item, exactly.

Carter Copeland:	Another question just on the financials of the deal and maybe this one’s for Mick. Maybe the large pension unfunded liability for Exelis was clearly a factor in the company’s valuation and how people thought about the return profile there. I know you talked about sort of high-level expectations for cash of the combined entity, but I wonder if you might address what the kind of ongoing pension funding is just as a base line related to that. And then how you think about scenarios of rates going up and how that would be impacted. I mean I know every year I think we sit here and say like; oh, yes, rates have to go up from here. And then we come back the next year and they’re lower. So, how do we think about sensitivities and how much cash do you need to put in there on an ongoing basis?

Mick Lopez:	Well, we took a crash course in pension management and accounting for sure. I’ve had some experience from my IBM days, but this is a very complex pension. It’s about $6.5 billion in obligations. They have about $4.5 billion in assets. And you have to manage both of them. So, over the past couple of months, as alluded to, we’ve done a great deal of due diligence on this particular — both sides of the equation.

Harris Corporation

2/19/2015 - 10:35 AM ET

Speaker ID 036

Right now, the unfunded pension liability is about $1.9 billion. That’s based off of the year-end T-Bill, more or less about 2.12 or about that level right now. We think that, going forward, what was mentioned a priori at their investor conference is their pension contributions, ERISA pension contributions are going from the $150 million level to $175 million to $200 million next year. It will probably drop down a little bit to the $150 million, $175 million in the outer years. We validated that with our own actuaries. We think that’s a reasonable level. Of course, we’ll validate that going forward.

Carter Copeland:	And that’s per your end. Or per their investor conference?

Mick Lopez:	At their investor conference.

Carter Copeland	But their discount rate when lower than that, post that, (inaudible).

Bill Brown:	Yes, it did go down. But those should be the year-end numbers.

Mick Lopez:	Yes. But because of the new legislation, those are pretty constant rates going forward.

Carter Copeland:	(inaudible) yes.

Mick Lopez:	So, we see a five-year stability in the fund rates, pension contribution —

Carter Copeland:	So, those are pre-tax ERISA numbers.

Mick Lopez:	Yes.

Carter Copeland:	And how much of it, if any, is recoverable under the cash reimbursements?

Mick Lopez:	There are about 110 or so. They’re going to be going up to 125 this year. It will probably stabilize around that level going forward.

Carter Copland:	Okay.

Mick Lopez:	So, we’ve looked at all these dynamics. There’s also opportunities for us to be more proactive in how we manage the pension on the asset side and on the liability side. So, we feel confident. They have a very good management team at the pension. They’ve been working on this from their ITT days and they have great counsel. Our own counsel has given us advice how to move forward and we feel confident that we’ll be able to address both sides of the equation.

Carter Copeland:	Great. Questions from the audience?

Unidentified Audience Member:	I just have a question about (inaudible - microphone inaccessible). Can you maybe talk about the regulatory —

Carter Copeland:	A microphone.

Unidentified Audience Member:	I guess just the regulatory approval process.

Bill Brown:

The question was around a targeted closing date in June. There’s two things that need to happen. One is Exelis shareholder approval. And the second is normal HSR and then other countries outside the U.S. approval for the transaction. We’ll be filing very, very shortly and we don’t expect any concerns. And given that, without going with second requests, we think June is the right closing time for us. Don’t have any more to say today

Harris Corporation

2/19/2015 - 10:35 AM ET

Speaker ID 036

other than that. We announced this two weeks ago. We’re in the process of preparing our filings and once they’re filed and we get some feedback, we’ll know a bit more. But, today, we don’t think there’s an issue and we feel good about a June closing.

Unidentified Audience Member:	(inaudible - microphone inaccessible).

Carter Copeland:	The question is revenues mostly in the U.S.

Bill Brown:	But still some of their business is outside the U.S. so there will be other markets around the world, and I won’t get specific on where they happen to be, where there will need to be a filing. And I’ll just leave it at that.

Carter Copeland:	You have to get CFIUS approval.

Bill Brown:	I’m sorry.

Carter Copeland:	CFIUS approval.

Bill Brown:	There will be a few markets outside the U.S.

Carter Copeland:	Great. Just to dig in programmatically, obviously — oh, was there one over here? Oh, sorry. Just to dig in programmatically, you’ve obviously had a lot of success not only in GCS, but in RF Communications especially on the international front. But you’ve also seen some, I think, closer to stabilization on the domestic front. I wondered if you might sort of compare and contrast the outlooks for both the RF tactical — we’ll do PSPC in a minute — but RF tactical, both international and then domestic and how you’re thinking about the directionality of both of those pieces given what’s happening.

Bill Brown:	The international business in tactical has been very, very good. We had a strong couple of years. We’re going to see good growth again this year in international tactical radio. We see our pipeline there. 18-month to 20-month pipeline is around $2.5 billion. And what’s interesting is even though we’re booking pretty strong orders over the last 12, 18 months, our pipeline remains at about $2.5 billion so we’re backfilling those opportunities pretty regularly. And it’s robust.

I talked on the call often times that the shape of the pipeline, it’s more than half is in the Middle East. And that still looks pretty good. The balance is roughly split between the Asia market, Latin America market, as well as the European market for coalition countries. But the pipeline feels pretty good and, if anything, it feels a little bit stronger for the full year, not weaker.

On the DoD side, it’s rolling out almost as we had expected. We had guided early in the year to the DoD business being down low double digits; so reading that down 10%, 12%. And that comes off of a pretty good decline last year. And that’s really where we’re seeing it. We see the front half. It was a bit soft, softer than that. We see the back half being a bit better both sequentially and year over year. We have a budget that came down in December. Funds are now starting to flow through. We’re obviously seeing a little bit better pickup activity in the DoD side in terms of procurement.

It was great to see the Rifleman Radio program finally the RFP come out. Bids were due this past week. We’re competing on that. A little bit bigger, in fact a lot bigger than we expected when we first were understanding the opportunity with the Rifleman Radio. The Manpack program, I’m hearing now it’s a couple of months delayed. It’s going to be another few months until it comes out. We’ve been saying that for quite some time, but it

Harris Corporation

2/19/2015 - 10:35 AM ET

Speaker ID 036

is working through the chain of command and it’s going to come out over the coming months. We see a pretty good opportunity for us in special operations with SOCOM. We put in a bid for a two-channel handheld radio. $390 million is the IDIQ award size. But the total SOCOM tactical communications program, we thought a few months ago was $500 million and it went to $700 million. Now we think it’s closer to $900 million worth of an opportunity because it’s not just the handheld, it’s also a wideband HF radio. It’s going to be a multi-channel Manpack radio. So there’s other opportunities and we’re seeing those progress. The bids were due on SOCOM earlier in the year. We expect an award sometime early in the summer.

So, I think we’re starting to see more flow activity coming out of the DoD as the budgets start to flatten out and hopefully start to improve over time. So, I’m not calling a bottom today on DoD tactical, but it certainly feels like we’re getting around that point right now. So, strength in international and starting to see lower declines, if you will, the DOD tactical radio business.

Carter Copeland:	What does it take to really call that bottom? Is it seeing SOCOM come home? Seeing whatever happens to Manpack gets sorted out? Seeing Rifleman come home in some fashion? You’d then have the visibility to say; okay, this is my base line business?

Bill Brown:	I mean if you look at what’s in the president’s budget, you’ll see a very big growth rate over the next three to five years in terms of the line items that we typically use for tactical radios. And we don’t what the budget is going to be. It could move out a little bit. Things could get —

Carter Copeland:	And that’s the appropriations. When do they —

Bill Brown:	Yes, exactly. So, to me, we do see it a bit better. I think growth is going to hinge on Army modernization. SOCOM is going to go ahead with its program. But I think real strong growth in, for us, the tactical radios in DoD; it’s going to hinge on what happens with the Army modernization. That’s Rifleman Radio and that’s the Manpack radio.

Carter Copeland:	That’s great. On the international front, you made the comment on the call that Iraq is a big portion of that opportunity pipeline. I wonder if you’d kind of compare and contrast risk versus opportunity there. Obviously, 95% of the GDP is related to oil, right? So they are obviously going to face some pretty significant budget pressure. They already were pretty tight there. But, there’s obviously funding that we’re dedicating and directing over there. When you think about that portion of the opportunity and pipeline and whether Iraq is a risk or an opportunity, what’s the thought process there?

Bill Brown:	Iraq is a big opportunity. But you take one step back and look at just the Middle East. The Middle East for us is one of the biggest opportunities we have in international tactical radio. A lot of instability in the region. I don’t have to tell you that. A lot of reserves in a lot of the countries that are oil-dependent. Saudi has got very, very strong reserves. We’re not seeing any sort of indication or pullback in opportunities.

Iraq has less reserves. You pointed out right; they’re going to start to rely on U.S. funding and we are starting to see that flow to support Iraq. The Iraq Train and Equip Fund is about $1.8 billion, $1.6 billion this year. Next year there’s a placeholder for, I think, it was $1.3 billion or $1.4 billion in the next year president’s budget. So, you’re right. Iraq is a big opportunity and we see no indication of any immediate pressure there. A lot of instability, a lot of reasons they want to go ahead and invest. And I think as we see there’s some pressure from oil in Iraq, I think it’s going to be offset by opportunities we’re seeing in funding from the U.S. government. So, overall Middle East feels pretty solid to us at this point.

Harris Corporation

2/19/2015 - 10:35 AM ET

Speaker ID 036

Carter Copeland:	Great. Sticking with oil and moving over to CapRock. Obviously the commercial CapRock performance, I think, has been better than I think many feared. I think you said specifically on energy up 8% revenue in the quarter and orders up 23%. But you’re planning on seeing that weakness come through. Can you speak to how we should think about the magnitude of that? And I know there’s a bit guesswork in that. But what really is driving those declines either from a volume standpoint, pricing standpoint? How are you building in the lower expectations for the impact of energy?

Bill Brown:	Well, we came off a, I think, very strong year, pointing out the numbers, a very strong Q2 in CapRock, which was up high single digits as well in — and the energy business itself was strong, up 8%. It was very good. The orders were really good and we were very pleased to see that.

Our energy business at CapRock is more or less about two-thirds of the CapRock business. So, call it around $400 million, more or less. About 25% of that business is month-to-month contracts. And we will see, with this significant shock, this discontinuity that’s rolling through the oil and gas industry, we are seeing our customers starting to behave differently. They’re restructuring their companies. They are holding back on capital. They’re starting to park rigs. They’re starting to do some things that will ripple through and affect us and, in fact, everybody else in the supply chain. It’s going to affect those month-to-month contracts first. And then we’ll also see over time perhaps some pressure even on the longer-term contracts.

So, we think we’ve adequately covered for that in the guidance we gave for the year. We do see CapRock flattening off in the back half of the year. We do see additional price pressure in that business. We do see the fact that we buy bandwidth. We’re the number-two largest buyer of bandwidth in the world after the U.S. government. So we’ve got a lot of leverage there. We are on lots of long-term contracts with some satellite owners. They’re being flexible with us in terms of portability.

So what we’re seeing is, as we are seeing some pressure on price and volume on the energy side, we also are seeing growth in our maritime and cruise business and they’re working with us on portability of that bandwidth. So, that’s offsetting, I think, some of the pressure that we’re seeing on the energy side. I think the guidance we’ve given so far, down 10% in INS at 7% margin, reflects the pressure we’re seeing in the CapRock business on oil.

Carter Copeland:	Yes. I mean I think the big question we all have is next fiscal year and how to think about and size that impact. Just to expand on that just slightly, you are a big buyer of bandwidth and you resell that to the customers. When you think about the impact on margin and whether or not there’s a temporary impact here? You’ll have both a volume-related impact on these month-to-month declines and the amount of service that’s being procured. But you also have some leakage associated with the bandwidth you procure but don’t use. When you find that bottom from a volume standpoint and you burn through whatever that leakage impact from the bandwidth is, do you see a bit of a margin uptick before the volume then recovers?

Bill Brown:	What we see so far — I mean at CapRock, we’re a mid to high single-digit margin business on an EBIT ROS basis across CapRock. It’s a little bit north of 10% on an EBITDA basis. So, when you pull out the amortization from the transaction that we did, so, north of 10%. So, it’s a good-return business. Return on capital, if you exclude intangibles and goodwill, is pretty good. It’s above our cost of capital. It’s a good business.

Harris Corporation

2/19/2015 - 10:35 AM ET

Speaker ID 036

We are seeing some pressure on the margins with regard to the bandwidth in terms of the pricing to the customers. But, at the same time, we’re still looking forward to finding opportunities to drive operational excellence into the business. We’re still stabilizing the Company. We’re still taking costs out. And we’re finding opportunities to take cost to offset some of the pricing. It’s holding our margin expansion down a little bit, but it’s not degrading our margins right now.

So, over time, I think as the situation stabilizes, I think we’ll continue to see, over time, margin expansion in that business. But, right now, as we look at the balance of fiscal 2015, I think we calibrated it in the numbers we have in INS. We will see some pressure. We’ll take some additional cost out and then we’ll see where we’ll be in fiscal 2016.

Carter Copeland:	We’ll see where Sheldon can drive it, right?

Bill Brown:	Exactly, yes. Now, Sheldon is the guy that’s going to —

Carter Copeland:	If you needed more responsibility now.

Bill Brown:	You know, a part of this really going to come back to what we had talked about originally, which is bringing technology to bear because, today, unless we’re bringing something to the table in terms of technology to differentiate our solution we’re just sort of a bandwidth reseller and that’s a bad commodity business we don’t want to be in. And I think for the first couple of years with our ownership of CapRock and Schlumberger we were paying too much attention to just bandwidth reselling. We’ve got to bring technology. And I think that’s something that Sheldon and his team will be able to do, working with the leadership of CapRock, is bring additional technology to offer more differentiated solution and bring the price back up.

Carter Copeland:	That’s great. We’re running a little low on time so I’ll try to sneak one, maybe two more in. The public safety business and what you’ve seen there. Obviously, a challenging market, competitive market. You’ve been hitting hard on the costs there. Has that market, is it basically just the same level of challenge that we’ve seen or has it gotten incrementally worse in any way?

Bill Brown:	You know, we thought the market would be stronger this year than it has been. In calendar 2013 and calendar 2014 the market was down sort of in the 4% to 5% range. And it’s coming off of, I think, a pretty strong growth in the market back in calendar 2012 with narrow-banding and re-banding. The market was strong. We did very well. But 2013 and 2014 were pretty weak. This year in calendar 2015 it’s going to be flattish, maybe a little bit of growth, but roughly flat in the marketplace that we participate in, which is North American land mobile radio. So, it’s a tough market. We’ve got aggressive competition. They’re getting more aggressive. It’s putting pressure on our business.

We are doing, I think, all the right things in terms of our management team and structure and investing in the product offering and fixing our processes, improving our quality, taking cost out of the business. We’re doing all of those sets of things. And those actions will play itself out and you’ll see them when the market starts to recover. Right now, as we see it, over the course of 2015, the market is going be flat to maybe modest slight growth.

Harris Corporation

2/19/2015 - 10:35 AM ET

Speaker ID 036

Longer term, there is going to be a growth in this marketplace and it’s going to shift when the LTE business really picks up in North America. That’s probably two, three, four years down the road until you really start to see revenue from LTE in the national public safety broadband network that’s going to be built out. It’s not something that’s going to save us in fiscal 2015 or maybe even in 2016, but, longer term, that will be an opportunity for Harris Corporation.

Carter Copeland:	So it sounds like lots of growth elements, whether it’s there, whether it’s when we find the bottom in DoD domestic tactical radios as well as a lot you’ve got going on with Exelis and with INS. And so, exciting times. You sound like you’ve got your work cut out for you.

Bill Brown:	It is exciting times. There’s a lot of stuff happening. It’s fun. I think Exelis is going to be transformative for the Company. We’re working hard to get it closed in June or as soon as we can and get a right team on it to integrate effectively. So, we’re excited. It’s a great time.

Carter Copeland:	That’s great. Well, look, thank you very much for joining us. As always, we appreciate it.

Bill Brown:	Thank you.

Carter Copeland:	Good to see you as well.

Sheldon Fox:	Thank you. Good seeing you.